

April 4, 2012

William P. Hales
Chief Executive Officer
Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045

   Re: **Hemagen Diagnostics, Inc.**
       Registration Statement on Form S-3
       Filed December 23, 2010
       File No. 333-171380

Dear Mr. Hales:

   We have reviewed your March 30, 2012 response to our January 4, 2012 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend your filing to include the disclosure provided in response to each of our prior comments.

2. We note your response to our prior comment 2 and your statement that the instruments and agreements relating to the original transaction in which the 8% Senior Subordinated Secured Convertible Notes were sold to the selling shareholders "have been filed with certain of our filings."   Please revise your exhibit index on page II-2 of the registration statement to specifically incorporate these documents by reference.

Incorporation of Certain Documents by Reference, page 1

3. We note that you have forward incorporated by reference all Exchange Act filings made from the "date of the prospectus to the end of the offering of the securities" but have not incorporated filings made between the date of the initial registration statement and prior to effectiveness. Please revise your disclosure accordingly, or specifically incorporate by

reference all required filings made since the date the registration statement was initially filed. See CD&I 123.05 of Securities Act Forms for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563, Dan Greenspan, Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: F. Mark Reuter, Esq. (Keating Muething & Klekamp PLL)